

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 3, 2008

By facsimile to (312) 407-0411 and U.S. Mail

Mr. Timothy J. FitzGerald
Vice President and Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL 60120

Re: The Middleby Corporation
        Registration Statement on Form S-4
        Filed September 9, 2008
        File No. 333-153386
        Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and other
        Exchange Act reports incorporated by reference in the registration statement
        File No. 1-9973

Dear Mr. FitzGerald:

        We limited our review of your filings to those issues that we have addressed in our
comments. Where indicated, we think that you should revise your documents in response to
these comments. If you disagree, we will consider your explanation why a comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us information so that we may better
understand your disclosure. After reviewing this information, we may raise additional
comments. Please understand that the purpose of our review is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions that you
may have about comments or any other aspect of our review. You may call us at the telephone
numbers listed at the end of this letter.

S-4

General

1.   Disclosure on page 39 indicates that TurboChef intends to submit a proposal to its
        shareholders to adjourn or postpone the TurboChef special meeting to a later date or
        dates if necessary to solicit additional proxies. Please ensure that the form of proxy
        identifies the matter of adjournment as a separate matter to be acted upon, with an

opportunity for the person solicited to specify by boxes a choice between approval or disapproval of or abstention to the matter of adjournment. <u>See</u> Rule 14a-4 of Schedule 14A. Revise also proposal 2 in the notice to TurboChef's stockholders to make clear that TurboChef's stockholders will vote on adjourning the special meeting to solicit additional proxies.

2.   Please discuss the anticipated cost savings and operating synergies mentioned throughout the prospectus.

3.   Please disclose the identity of the officers and directors after the merger.

<u>Additional Information, page i; Voting by Interest, Telephone or Mail, page i</u>

4.   Other than information required by Item 2 of Form S-4, please move the information here so that it follows the summary and risk factors sections. <u>See</u> Items 502 and 503(c) of Regulation S-K.

<u>Summary, page 1</u>

5.   Please note that Item 1001 of Regulation M-A requires a summary term sheet beginning on the first or second page of the disclosure document which includes page number cross references to further discussion in the prospectus provided to stockholders. <u>See</u> Item 14(b)(1) of Schedule 14A and instruction 2 to Item 1001 of Regulation M-A. Please revise.

6.   Please disclose the total amount of consideration to be received in the merger. Please also disclose the amount of restricted stock units and options that are outstanding and will be converted into the merger consideration.

<u>Q: What are the material United States federal income tax consequences of the merger?, page 5; Conditions to Completion of the Merger, page 8; Material United States Federal Income Tax Consequences of the Merger, page 57; Conditions to Obligations to Complete the Merger, page 74</u>

7.   We note the "Assuming the merger so qualifies" language on page 8 and the "It is assumed" language on page 58. Please remove this language, and provide clear, definitive statements on the United States federal income tax consequences of the merger. Note that the United States federal income tax consequences of the merger must be covered by an opinion of counsel and that it is inappropriate for counsel to assume the tax consequences in issue or the legal conclusions underlying the opinion. Since the tax opinion must be filed prior to effectiveness, please state that counsel has opined that…"

and delete the language that "counsel will deliver an opinion… ." Similarly, please delete the language on page 58 that "the merger is intended to qualify as a "reorganization.""

8.	Please delete the word "general" in the first sentence on page 58 because the word general may imply that you have not disclosed all material United States federal income tax consequences and that stockholders cannot rely on the disclosure. Similarly, delete the word "generally" in the first and fourth bullet points under "Tax Consequences of the Merger" on page 58, under "TurboChef Stockholders Exercising Appraisal Rights" on page 59, and under "Reporting Requirements" on page 60, and the words "In general" in the second bullet point under "Tax Consequences of the Merger" on page 58 for the same reason.

9.	Although the conditions to completion of the merger include receipt of a tax opinion from legal counsel to Middleby or TurboChef that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, we note that the conditions may be waived. Please:

   - File executed tax opinions before the registration statement's effectiveness even though the merger condition is conditioned upon receipt of a favorable tax opinion at closing.

   - Undertake to recirculate and resolicit if the condition for a favorable tax opinion is waived and the change in tax consequences is material.

10.	We understand that you intend to file tax opinions by amendment. Note that if Middleby's counsel and TurboChef's counsel elect to file short form tax opinions, the opinions and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsels' opinions. The disclosure in the proxy statement/prospectus and the opinions should not state merely that the discussion in the proxy statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

Unaudited Pro Forma Condensed Balance Sheets, page 19

11.	Your pro forma adjustment (k) of $24.8 million to long-term deferred tax liability takes the adjusted balance to zero. Please revise your filing to clarify this adjustment and discuss the source of this tax liability.

<u>If the proposed merger is not completed, TurboChef and Middleby will have incurred substantial costs…, page 26</u>

12.   Please quantify the "substantial" costs that TurboChef and Middleby have incurred and will incur in connection with the proposed merger.

<u>Background of the Merger, page 40</u>

13.   In the third and fourth paragraphs, explain briefly why Strategic Company 1 and Strategic Company 2 terminated discussions about a potential transaction with TurboChef.

14.   Please state which party initiated contact in the sixth paragraph and why they chose the other party.

15.   Please disclose why TurboChef was trying to sell or license its residential business in the spring of 2007.

16.   Please disclose why TurboChef engaged Goldman Sachs in October 2007 to find financial alternatives.

17.   Please disclose why Middleby reestablished communications with TurboChef in April 2008.

18.   In the fourteenth paragraph, indicate the capacity in which representatives from Lehman Brothers met with representatives of TurboChef, Middleby, and Goldman Sachs in Chicago on May 29, 2008. Please tell us whether Lehman Brothers prepared a fairness opinion and if so, why it is not summarized in the prospectus.

19.   Please elaborate on the state of the industry in the fifteenth paragraph.

<u>Reasons for the Merger, page 44</u>

20.   Please elaborate on each of the bullet points on pages 45-46 as necessary for investors to understand how consideration of the listed factors impacted the decision of TurboChef's board of directors to approve the merger and to recommend that TurboChef's stockholders vote to adopt the merger agreement. For example:

        • Please revise the first bullet point on page 45 to include a meaningful discussion and analysis of how the various components of this factor informed the board's decision and recommendation.

- In the fourth bullet point on page 45, please explain what the combined company will look like going forward. For example, explain how each company complements or overlaps the other, whether both companies are focused on the same markets, and, if so, what plans you have to integrate operations or eliminate duplicative functions and positions. To the extent practicable, include quantitative data on the known or anticipated benefits of the merger.

- In the tenth bullet point on page 45, other than the possibility of continuing to operate TurboChef as an independent entity, disclose what other possible alternatives to the merger TurboChef's board considered and describe each of the other possible alternatives.   Alternatively, if there was no other possible alternative to the merger, so indicate and explain why. Further, describe the board's assessment of TurboChef's current business, competitive position, strategy, and prospects if TurboChef were to remain an independent entity.

Please revise, as necessary, the factors listed in the bullet points on pages 45-46 accordingly.

Opinion of TurboChef's Financial Advisor, page 49

21. Please provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by Goldman Sachs to TurboChef's board of directors.

22. Please describe the "Synergies" and "Middleby Estimates" discussed on page 50.

Selected Companies Analysis, page 50; Selected Transactions Analysis, page 51

23. Disclosures states that the financial advisor calculated multiples and ratios for TurboChef using information provided by TurboChef's management that exclude TurboChef's residential kitchen equipment business. Explain why TurboChef's residential kitchen equipment business was excluded.

Regulatory Matters, page 60

24. As appropriate, please update the disclosure relating to the status of any required regulatory approval.

Merger Consideration, page 64

25.   We note the parenthetical phrase "subject to adjustment in certain circumstances to preserve the intended treatment of the merger as a "reorganization" for United States federal income tax purposes" in the first paragraph. Explain the circumstances under which an adjustment would be made, and disclose the magnitude of any adjustment.

Representations and Warranties, page 67

26.   We note your statements that "the merger agreement is described… and included… only to provide you with information regarding its terms and conditions, and not to provide any other factual information… ." and that "you should read the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference… ." Please either delete these sentences or revise them to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Middleby's Common Stock, page 82

27.   Disclose whether holders of Middleby's common stock have cumulative voting rights.

Legal Matters, page 89

28.   Please provide the address of each counsel as required by paragraph 23 of Schedule A to the Securities Act.

Where You Find More Information, page 89

29.   Please include the Commission's filing number for filings by each of Middleby and TurboChef under the Exchange Act.

Undertakings, page 92

30.   Provide the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

31.   We note the statement "We do not express any opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware." Please provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the Delaware General

Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting those laws.

32.   We note the statement "The opinions expressed herein are based on laws in effect on the date hereof." Since the opinion must speak as of the date of the registration statement's effectiveness, please delete. Alternatively, please file a new opinion immediately before the registration statement's effectiveness because the opinions must speak as of that time.

Exhibit 99.2

33.   We note the statement "our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement." Please file an updated consent with any amendment to the registration statement.

34.   We note the statement "our consent is not to be used, circulated, quoted or otherwise referred to for any other purpose...except in accordance with our prior written consent." We view these limitations as inappropriate since the opinion is being provided to stockholders in a public disclosure document under the federal securities laws. Please delete these limitations or disclose the basis for the financial advisor's belief that stockholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of the financial advisor or the board of directors under federal securities laws. See our Current Issues Outline, Section II.D.1, November 14, 2000, available at http://www.sec.gov.

Exhibit 99.3

35.   We note that you intend to file by amendment the form of proxy as required by Rule 14a-6(a) of Regulation 14A. Identify the form as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A. See also Rule 14a-4 of Regulation 14A.

Other

36.   We understand that TurboChef has three confidential treatment applications pending. We intend to process concurrently the registration statement and the confidential treatment applications. Before requesting acceleration of the registration statement's effectiveness, TurboChef must resolve any issue concerning the applications and file publicly the portions of the exhibits for which it is not requesting confidential treatment.

The Middleby Corporation June 30, 2008 10-Q

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 33

37.   Disclosure states that Middleby's senior secured credit facility contains ratios of
        indebtedness and fixed charge coverage. In future filings, please state what the limits of
        all material financial ratios and tests are under Middleby's outstanding debt instruments.

Closing

        As appropriate, please amend the registration statement in response to these comments.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after review of your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the
disclosures that they have made.

        Notwithstanding our comments, when Middleby requests acceleration of the effective
date of the pending registration statement, provide a written statement from Middleby and
TurboChef in which each acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve Middleby and TurboChef from
  their full responsibility for the adequacy and accuracy of the disclosure in the
  filing.

- Middleby and TurboChef may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission or any
  person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606